UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2003

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Re:	SYNGENTA AG Press Release: “CALLISTO® Herbicide Named 2003 Product of the Year”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: August 29, 2003	By:	/s/ Christoph Mäder

Name: Christoph Mäder Title: General Counsel

	By:	/s/ Damian Heller

Name: Damian Heller Title: Company Secretary

Media Release – Communiqué aux Médias – Medienmitteilung

CALLISTO® Herbicide Named 2003 Product of the Year

Basel, Switzerland, August 29, 2003

CALLISTO®, Syngenta’s recently introduced blockbuster herbicide for corn, has been named Product of the Year by Agri Marketing, a USA agribusiness magazine.

The Product of the Year Award program was created by the magazine to recognize one agricultural product each year for outstanding marketing and impact in the marketplace.

“We look for ag products or services that are generating excitement today and will undoubtedly stand the test of time to be long recognized as major contributors to the ag industry,” said Bill Schuermann, senior vice president, publisher and editorial director with Agri Marketing magazine .

Registered in the USA as a reduced-risk product in June 2001, CALLISTO® has quickly become the leading post-emergent broadleaf herbicide in corn, used on more than 4 million hectares of corn since its introduction.

CALLISTO® was originally inspired by the natural herbicides exuded by the Callistemon citrinus plant. It provides a new mode of action for broadleaf weed control, including those resistant or tolerant to glyphosate and certain other herbicides. It provides growers with unprecedented post-emergent control of more than 40 broadleaf weeds and offers unmatched crop safety along with a favorable environmental profile.

LUMAX™ and CAMIX™, two new pre-emergent herbicide mixtures - part of the CALLISTO® -family, were recently launched in the USA corn market.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection and ranks third in the high-value commercial seeds market. Sales in 2002 were approximately US $6.2 billion. Syngenta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in London (SYA), New York (SYT) and Stockholm (SYN). Further information is available at www.syngenta.com.